[Fluor Letterhead]

June 22, 2010

VIA EDGAR AND FAX

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 15, 2010
File No. 001-16129

Dear Mr. Decker:

The Staff provided a comment, by letter dated June 10, 2010 (the “Comment Letter”), on the Company’s Form 10-K for the fiscal year ended December 31, 2009.  The Company’s response is set forth below, immediately following the Staff’s comment.

A copy of this letter is being delivered to Lisa Haynes, the Staff Accountant identified in the Comment Letter.

Form 10-K For the Year Ended December 31, 2009

Consolidated Financial Statements

Note 4 — Retirement Benefits, page F-17

1.    We note your response to comment six from our letter dated May 12, 2010.  So that we may more fully understand the potential significance of differences in assumptions for your U.S. and non-U.S. pension plans, please provide us with an example of how your disclosures would have looked in your 2009 financial statements if you had provided disclosures about your pension plans and other postretirement benefit plans separately for the U.S. and non-U.S. plans.

Response: Below is how the disclosures would have looked in our 2009 financial statements if we had separated the U.S. and non-U.S. pension and other postretirement benefit plans.

Retirement Benefits

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees worldwide. Contributions to defined contribution retirement plans are based on a percentage of the employee’s compensation. Expense recognized for these plans of approximately $99 million, $98 million and $74 million in the years ended December 31, 2009, 2008 and 2007, respectively, is primarily related to the U.S. engineering and construction operations. The defined benefit pension plans are primarily related to U.S. and non-U.S. engineering and construction salaried employees and U.S. craft employees. Contributions to defined benefit pension plans are at least the minimum annual amount required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service, age and/or a percentage of qualifying compensation.

Net periodic pension expense for the U.S. and non-U.S. defined benefit pension plans includes the following components:

	U.S. Pension Plan Year Ended December 31,			Non-U.S. Pension Plans Year Ended December 31,
(in thousands)	2009	2008	2007	2009	2008	2007

Service cost	$37,167	$28,181	$25,131	$9,337	$9,740	$13,901
Interest cost	33,595	30,339	26,416	30,349	30,570	26,652
Expected return on assets	(38,113)	(39,632)	(34,044)	(31,147)	(37,280)	(36,041)
Amortization of prior service cost/(credits)	10	10	10	—	—	(106)
Recognized net actuarial loss	25,669	7,071	9,337	11,631	7,013	7,533
Net periodic pension expense	$58,328	$25,969	$26,850	$20,170	$10,043	$11,939

The ranges of assumptions indicated below cover defined benefit pension plans in Australia, Germany, the United Kingdom, the Netherlands and the United States and are based on the economic environment in each host country at the end of each respective annual reporting period. The discount rate assumption for the U.S. defined benefit plan was determined by discounting the expected future benefit payments using yields based on a portfolio of high quality corporate bonds having maturities that are consistent with the expected timing of future payments to plan participants. The discount rates for the non-U.S. defined benefit plans were determined based on high quality bond yield curves with durations consistent with the pension obligations in that country. The expected long-term rate of return on asset assumptions utilizing historical returns, correlations and investment manager forecasts are established for each major asset category including public U.S. and non-U.S. equities, U.S. private equities and fixed income securities.

	U.S. Pension Plan December 31,			Non-U.S. Pension Plans December 31,
	2009	2008	2007	2009	2008	2007
For determining projected benefit obligation at year-end:
Discount rates	6.50%	6.25%	6.25%	5.75%	4.75-6.50%	5.50-6.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%	3.00-4.50%	3.00-4.50%	3.00-4.00%
For determining net periodic cost for the year:
Discount rates	6.25%	6.25%	6.00%	4.75-6.50%	5.50-6.50%	4.50-5.75%
Rates of increase in compensation levels	4.00%	4.00%	4.00%	3.00-4.50%	3.00-4.00%	3.00-3.75%
Expected long-term rates of return on assets	8.00%	8.00%	8.00%	5.00-7.00%	5.00-7.25%	5.00-7.25%

The company evaluates the funded status of each of its retirement plans using the above assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. The funding status of the plans is sensitive to changes in long-term interest rates and returns on plan assets, and funding obligations could increase substantially if interest rates fall dramatically or returns on plan assets are below expectations. Assuming no changes in current assumptions, the company expects to fund approximately $50 million to $90 million for calendar year 2010, which is expected to be in excess of the minimum funding required. If the 2010 discount rates were reduced by 25 basis points, plan liabilities for the U.S. and non-U.S. plans would increase by approximately $8 million and $25 million, respectively.

The following table sets forth the target allocations and the weighted average actual allocations of plan assets:

	U.S. Plan Assets December 31,			Non-U.S. Plan Assets December 31,
	Target Allocation	2009	2008	Target Allocation	2009	2008
Asset category:
Equity securities	25% - 30%	25%	34%	40% - 45%	45%	35%
Debt securities	65% - 75%	72%	52%	45% - 55%	49%	55%
Real estate and other	0% - 5%	3%	14%	5% - 10%	6%	10%
Total		100%	100%		100%	100%

The company’s investment strategy is to maintain asset allocations that appropriately address risk within the context of seeking adequate returns. Investment allocations are determined by each plan’s investment committee and/or trustees. Long-term allocation guidelines are set and expressed in terms of a target and target range allocation for each asset class to provide portfolio management flexibility. Short-term deviations from these allocations may exist from time to time for tactical investment or strategic implementation purposes. In 2009, the company reallocated a larger percentage of its assets in the U.S. defined benefit plan into longer term debt securities to reduce the volatility between the plan’s assets and liabilities. In the case of certain non-U.S. plans, asset allocations may be impacted by local requirements. As of December 31, 2009, the company had evaluated the asset allocations of its significant non-U.S. plans and is addressing, with the local trustee boards, shifts to asset allocations that are more heavily weighted in longer-term fixed income securities.

Investments in equity securities are utilized to generate expected long-term capital appreciation to mitigate the effects of increases in benefit obligations resulting from growth in the number of plan participants, inflation, participant mortality improvements, and salary growth. Investments in debt securities are used to provide stable investment returns while preserving investment principal over the periods in which future benefit obligations mature.  Certain plans utilized common or collective trusts as investments to gain more efficient access to the various asset categories. While most of the company’s plans are not prohibited from investing in the company’s common stock or debt securities, there are no such direct investments at the present time.

In December 2008, the FASB issued FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC 715-20). ASC 715-20 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosure requirements under ASC 715-20 include expanded disclosure about an entity’s investment policies and strategies, the categories of plan assets, concentrations of credit risk and fair value measurements of plan assets. This standard is effective for fiscal years ending after December 15, 2009 and the company adopted these provisions during the fourth quarter of 2009. The adoption of this FSP did not have an impact on the company’s financial position, results of operations or cash flows.

The asset categories of the plans include investments in common or collective trusts.  The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer.

Equity securities are diversified across various industries and are comprised of common and preferred stocks of U.S. and non-U.S. companies, common or collective trusts with underlying investments in common and preferred stocks and limited partnerships. Publicly traded corporate equity securities are valued at the last reported sale price on the last business day of the year of the plans. Securities not traded on the last business day are valued at the last reported bid price. Limited partnerships are valued at the plan’s proportionate share of the estimated fair value of the underlying net assets as determined by the general partners. The limited partnerships are classified as Level 3 investments.

Debt securities are comprised of corporate bonds, government securities and common or collective trusts, with underlying investments in corporate bonds, government and asset backed securities, as well as interest rate swaps. Corporate bonds primarily consist of investment-grade rated bonds and notes, of which no significant concentration exists in any one rating category or industry. Government securities include inflation-indexed U.S. treasury notes and non-U.S. and U.S. government bonds. Corporate bonds and government securities are valued at the last reported sale price on the last business day of the year of the plans. Securities not traded on the last business day are valued at the last reported bid price.

Real Estate and other is primarily comprised of common or collective trusts, with underlying investments in real estate, commodities and foreign exchange forward contracts. Certain common or collective trusts with underlying investments in real estate are classified as Level 3 investments. Insurance contracts, which are part of Other, are valued based on actuarial assumptions, and are also included as Level 3 investments.

Liabilities primarily consist of foreign currency exchange contracts and obligations to return collateral under securities lending arrangements. The estimated fair value of foreign exchange forward contracts is determined from broker quotes.   The estimated fair value of obligations to return collateral under securities lending arrangements are determined based on the last traded price of the underlying securities held as collateral.

The following tables present, for each of the fair value hierarchy levels required under ASC 820-10, the plan assets and liabilities of the company’s U.S. and non-U.S. defined benefit pension plans that are measured at fair value on a recurring basis as of December 31, 2009:

U.S. Pension Plan

	December 31, 2009
	Fair Value Measurements Using
(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Equity securities:
Common and preferred stock	$127,033	$127,033	$—	$—
Limited Partnerships	20,702	—	—	20,702

Debt securities:
Common or collective trusts	66,760	—	66,760	—
Corporate bonds	300,603	—	300,603	—
Government securities	54,762	—	54,762	—

Real estate and other:
Other	16,888	—	16,888	—

Liabilities:
Foreign currency exchange contracts and other	$(11,949)	$—	$(11,949)	$—

Plan assets measured at fair value, net	$574,799	$127,033	$427,064	$20,702

Plan assets not measured at fair value, net	7,671

Total plan assets, net	$582,470

Non-U.S. Pension Plans

	December 31, 2009
	Fair Value Measurements Using
(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Equity securities:
Common and preferred stock	$88,226	$88,226	$—	$—
Common or collective trusts	184,234	—	184,234	—

Debt securities:
Common or collective trusts	295,164	—	295,164	—

Real estate and other:
Common or collective trusts — real estate and other	35,154	—	26,730	8,424
Other	3,684	—	—	3,684

Plan assets measured at fair value, net	$606,462	$88,226	$506,128	$12,108

Plan assets not measured at fair value, net	3,267

Total plan assets, net	$609,729

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

(in thousands)	U.S. Pension Plan	Non-U.S. Pension Plans

Balance as of December 31, 2008	$27,875	$3,216
Actual return on plan assets:
Assets still held at reporting date	(6,822)	(1,670)
Assets sold during the period	—	—
Purchases, sales and settlements	(351)	10,562
Balance as of December 31, 2009	$20,702	$12,108

The following table presents expected benefit payments for the U.S. and non-U.S. defined benefit pension plans, which reflect expected future service, as appropriate:

	U.S.	Non-U.S.
Year Ended December 31,	Pension Plan	Pension Plans
(in thousands)
2010	$34,378	$21,404
2011	38,127	23,975
2012	43,380	23,910
2013	48,655	24,222
2014	52,736	26,377
2015 — 2019	330,984	155,372

Measurement dates for the company’s U.S. and non-U.S. defined benefit pension plans are December 31. The following table sets forth the change in projected benefit obligation, plan assets and funded status of the U.S. and non-U.S. plans:

	U.S. Pension Plan		Non-U.S. Pension Plans
	December 31,		December 31,
(in thousands)	2009	2008	2009	2008

Change in projected benefit obligation
Benefit obligation at beginning of year	$552,514	$500,477	$496,354	$576,418
Service cost	37,167	28,181	9,337	9,740
Interest cost	33,595	30,339	30,349	30,570
Employee contributions	—	—	6,697	7,024
Currency translation	(3,359)	(3,101)	35,493	(90,629)
Actuarial (gain) loss	13,830	18,855	32,836	(14,214)
Benefits paid	(25,534)	(22,237)	(20,468)	(22,555)
Projected benefit obligation at end of year	608,213	552,514	590,598	496,354
Change in plan assets
Fair value at beginning of year	523,169	510,458	473,418	607,761
Actual return on plan assets	79,694	(101,951)	89,750	(79,325)
Company contributions	8,500	140,000	25,198	49,819
Employee contributions	—	—	6,697	7,024
Currency translation	(3,359)	(3,101)	35,134	(89,306)
Benefits paid	(25,534)	(22,237)	(20,468)	(22,555)
Fair value at end of year	582,470	523,169	609,729	473,418
Funded status	$(25,743)	$(29,345)	$19,131	$(22,936)

Amounts recognized in the Consolidated Balance Sheet
Pension assets included in other assets	$—	$—	$30,967	$—
Pension liabilities included in noncurrent liabilities	(25,743)	(29,345)	(11,836)	(22,936)
Accumulated other comprehensive loss	199,984	253,415	190,589	215,193

During 2010, approximately $19 million for the U.S. plan and $9 million for the non-U.S. plans of the amount of accumulated other comprehensive loss shown above is expected to be recognized as components of net periodic pension expense.

For the defined benefit pension plans in the United States, Germany and the United Kingdom, the projected benefit obligations exceeded the plan assets. In the aggregate, these plans had projected benefit obligations of $874 million and plan assets with a fair value of $836 million.

The total accumulated benefit obligation for the U.S. and non-U.S. plans as of December 31, 2009 was $555 million and $515 million, respectively. The total accumulated benefit obligation for the U.S. and non-U.S. plans as of December 31, 2008 was $510 million and $429 million, respectively. There were no plans with accumulated benefit obligations in excess of plan assets.

In addition to the company’s U.S. defined benefit pension plan, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired U.S. employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. The accumulated postretirement benefit obligation as of December 31, 2009, 2008 and 2007 was determined in accordance with the current terms of the company’s health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 9 percent in 2010 down to 5 percent in 2014 and beyond. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and interest cost by approximately $0.7 million and $0.1 million, respectively. The effect of a 1 percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and interest cost by approximately $0.7 million and $0.1 million, respectively.

Net periodic postretirement benefit cost includes the following components:

	Year Ended December 31,
(in thousands)	2009	2008	2007

Service cost	$—	$—	$—
Interest cost	1,394	1,401	1,406
Expected return on assets	—	—	—
Amortization of prior service cost	—	—	—
Actuarial adjustment	—	—	—
Recognized net actuarial loss	787	1,407	902
Net periodic postretirement benefit cost	$2,181	$2,808	$2,308

The following table sets forth the change in benefit obligation of the company’s postretirement benefit plans:

	Year Ended December 31,
(in thousands)	2009	2008

Change in postretirement benefit obligation
Benefit obligation at beginning of year	$21,766	$24,333
Service cost	—	—
Interest cost	1,394	1,401
Employee contributions	321	5,481
Actuarial (gain) loss	937	(118)
Benefits paid	(4,675)	(9,331)
Benefit obligation at end of year	$19,743	$21,766
Funded status	$(19,743)	$(21,766)

Unrecognized net actuarial losses totaling $7 million as of December 31, 2009 and 2008, respectively, were classified in accumulated other comprehensive loss. The postretirement benefit obligation classified in current liabilities is approximately $3 million and $4 million as of December 31, 2009 and 2008, respectively. The remaining balance of the postretirement benefit obligation is classified in noncurrent liabilities for both years.

The discount rate used in determining the postretirement benefit obligation was 5.25 percent as of December 31, 2009 and 7 percent as of December 31, 2008. The discount rate used for postretirement obligations is determined based on the same considerations discussed above that impact defined benefit plans in the United States. Benefit payments, as offset by retiree contributions, are not expected to change significantly in the future.

The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

* * * *

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

D. Michael Steuert

cc:	Lisa Haynes, Securities and Exchange Commission
Alan L. Boeckmann, Fluor Corporation
Wendy A. Hallgren, Fluor Corporation
Carlos M. Hernandez, Fluor Corporation
Gary G. Smalley, Fluor Corporation
Billie I. Williamson, Ernst & Young LLP